Imperial Garden & Resort, Inc.

106 Zhouzi Street, 4th Floor, 4E

Neihu District, Taipei, Taiwan (Republic of China) 11493

December 27, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Esq. and Julie Griffith, Esq.

Re: Imperial Garden & Resort, Inc.

Registration Statement on Form F-1/A

Submitted on December 15, 2017

File No. 333-216694

Dear Ms. Parker and Ms. Griffith:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Imperial Garden & Resort, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:15 p.m., Eastern Standard Time, on December 29, 2017, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Imperial Garden & Resort, Inc.

By:	/s/ Fun-Ming Lo
Name:	Fun-Ming Lo
Title:	Chief Executive Officer